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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.M.K. Securities & Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 East Atlantic Avenue, Suite 200
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Kumar (561) 454-1770
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of P.M.K. Securities & Research, Inc., affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and accompanying schedules pertaining to the firm of P.M.K. Securities & Research, Inc., as of December 31, 2013, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

P.M.K. Securities & Research, Inc.

John M. Murphy, President

Sworn to and subscribed before me this
_26_ day of February, 2014.

____
(Signature of Notary Public)

Personally known: _X_

WENDY WURST
MY COMMISSION # DD 995085
EXPIRES: July 5, 2014
Bonded Thru Notary Public Underwriters
NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Consolidated Statement of Financial Condition.
x	(c)	Consolidated Statement of Income.
x	(d)	Consolidated Statement of Cash Flows.
x	(e)	Consolidated Statement of Changes in Stockholders' Equity.
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
x	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Board of Directors and Stockholders
P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

Report on the Financial Statements

We have audited the accompanying statement of financial condition for P.M.K. Securities & Research, Inc. and Subsidiary (the "Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Emphasis of Matter

As disclosed in Note 1 of the financial statements, the Company completed a sale of its customer accounts to another broker/dealer on December 31, 2013. Our opinion is not modified with respect to this matter.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 24, 2014

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

At December 31, 2013

Assets	
Cash	$ 299,874
Securities owned	11,940
Receivable from clearing organization	259,134
Receivable from brokers	648
Accounts receivable from sale of customer accounts, net of allowance $1,300,000	1,350,000
Prepaid expenses and other receivables	36,474
Refundable deposits	9,747
Total	$ 1,967,817
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses	92,291
Commitments and contingencies (Notes 4 and 7)	
Stockholders' equity:	
Common stock, $.01 par value; authorized 10,000 shares, 510 issued and outstanding	5
Additional paid-in capital	53,995
Retained earnings	1,821,526
Total stockholders' equity	1,875,526
Total	$ 1,967,817

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Income

Year Ended December 31, 2013

Revenues:	
Commissions	$ 1,791,021
Principal transactions	149,114
Management fees	411,847
Interest	183
Gain from sale of customer accounts	2,650,000
Other	255,000
Total revenues	5,257,165
Expenses:	
Provision for loss on receivable from sale of customer accounts	1,300,000
Commissions	1,201,627
Compensation and employee benefits	378,339
Clearing organization fees	173,899
Rent	141,594
Equipment rental and quotation services	94,949
Communications	23,870
Professional fees	34,477
Other	123,895
Total expenses	3,472,650
Net income	$ 1,784,515

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2012	$ 5	53,995	509,911	563,911
Cash dividends	-	-	(472,900)	(472,900)
Net income	-	-	1,784,515	1,784,515
Balance at December 31, 2013	$ 5	53,995	1,821,526	1,875,526

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 1,784,515
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,227
Increase in securities owned	(3,563)
Increase in receivable from clearing organization	256,356
Gain from sale of customer accounts, net of allowance	(1,350,000)
Gain on trade in of Company automobile	(2,229)
Increase in prepaid expenses, other receivables and refundable deposits	43,524
Decrease in accounts payable and accrued expenses	(39,882)
Net cash provided by operating activities	692,948
Cash flows from financing activities:	
Decrease in note payable	(3,010)
Cash dividends paid	(472,900)
Net cash used in financing activities	(475,910)
Net increase in cash	217,038
Cash at beginning of year	82,836
Cash at end of year	$ 299,874
Supplementary cash flow information-	
Cash paid for interest during the year	$ 414
Noncash investing and financing activities:	
Trade in of Company automobile	$ 31,712
Settlement of the note payable	$ 24,061

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

General. P.M.K. Securities & Research, Inc. ("PMK Securities") is a fully-disclosed securities broker/dealer located in Delray Beach, Florida. P.M.K. Capital Advisors, Inc. ("Capital Advisors") is a wholly-owned subsidiary of the PMK Securities (collectively they are referred to as the "Company"). The Company provides securities brokerage and advisory services to customers primarily in the Southeastern United States. The following is a description of the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements, which conform to U.S. generally accepted accounting principles("GAAP").

The Company entered into an agreement with another broker/dealer to sell its customer accounts and related liabilities. The sales price was $2,650,000. The transaction was effective December 31, 2013. Under the terms of the agreement $1,350,000 was paid-in cash on January 2, 2014 and the balance which is subject to certain performance results will be paid over the next two years. The Company has established an allowance against this receivable because of the uncertainty of reaching the required performance goals. The Company will not continue to actively operate as a broker/dealer. These financial statements reflect that sale.

Subsequent Events. Management has evaluated events occurring subsequent to the balance sheet date through February 24, 2014 (the financial statement issuance date), determining no events require additional disclosure in these consolidated financial statements.

Estimates. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of PMK Securities and Capital Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities and Securities Transactions. The Company records customers' securities transactions and related income and expenses on a trade date basis. Securities owned are carried at fair value.

Revenue Recognition. Income from advisory services is recorded upon completion of the related transaction.

Depreciation. Depreciation has been provided using accelerated methods over the estimated useful lives of the assets.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders; therefore, no provision for income taxes is reflected in these financial statements.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2013, management is not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2010.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any, market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value-

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include other less liquid equity securities.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of money-market accounts which are held by the clearing organization.

(3) Securities Owned

Securities owned consist of investment securities at fair values determined by management and are as follows:

	At December 31, 2013
Corporate equities:	
Marketable	$ 11,940

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

		Fair Value Measurements at December 31, 2013 Using		
	Fair Value As of December 31, 2013	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities owned	$ 11,940	11,940	-	-

During the year ended December 31, 2013, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(continued)

(3) Securities Owned, Continued

The table below presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management's judgment, reflect the assumptions a marketplace participant would use at December 31, 2013:

Balance, January 1, 2013	$ 880
Total realized losses	
Included in earnings	(880)
Balance, December 31, 2013	$ -

(4) Office Facility and Leases

The Company leased its office facility under an operating lease agreement. Rent expense totaled $141,594 for the year ended December 31, 2013. Upon the sale, the lease obligation was assigned to the purchaser under a separate agreement. The Company is no longer obligated for any lease payments in future years. In April 2013, the Company entered into a lease agreement for a Company automobile. Lease expense totaled $15,000 for the year ended December 31, 2013. The Company is also not obligated for any future lease payments after December 31, 2013 related to this automobile lease agreement.

(5) Profit Sharing Plan

The Company offers a Section 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made no contributions to the Plan in 2013.

(6) Note Payable

In April 2013, the Company settled its note payable, collateralized by the Company's automobile, in the amount of $24,061 by trading in the automobile. The Company recognized a gain of $2,229 on the trade-in.

(7) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's consolidated financial statements.

(continued)

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that aggregate indebtedness to all other persons must not exceed net capital, as those terms are defined, by 1,500 percent of its net capital. At December 31, 2013, the Company's minimum net capital requirement was $50,000. PMK Securities' net capital computed on an unconsolidated basis and in accordance with the Rule of the Commission amounted to $301,733 and the percentage of aggregate indebtedness to net capital was 31%.

(9) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of the receivable from its clearing organization.

(10) Consolidating Statement of Financial Condition

The following is a consolidating statement of financial condition at December 31, 2013:

	P.M.K. Securities & Research, Inc.	P.M.K. Capital Advisors, Inc.	Eliminations	Consolidated
Cash	$ 124,741	175,133	-	299,874
Securities owned	11,940	-	-	11,940
Receivable from clearing organization	259,134	-	-	259,134
Receivable from brokers	648	-	-	648
Accounts receivable, net of allowance	1,350,000		-	1,350,000
Investment in and advances to subsidiary	175,133	-	(175,133)[a]	-
Prepaid expenses and other receivables	36,474	-	-	36,474
Refundable deposits	9,747	-	-	9,747
Total	$ 1,967,817	175,133	(175,133)	1,967,817
Accounts payable and accrued expenses	92,291	44,046	(44,046)[a]	92,291
Total liabilities	92,291	44,046	(44,046)	92,291
Common stock	5	1	(1)[a]	5
Additional paid-in capital	53,995	4,999	(4,999)[a]	53,995
Retained earnings	1,821,526	126,087	(126,087)[a]	1,821,526
Total stockholders' equity	1,875,526	131,087	(131,087)	1,875,526
Total	$ 1,967,817	175,133	(175,133)	1,967,817

(a) To eliminate investment and advances to subsidiary.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

NET CAPITAL		
Total stockholders' equity		$ 1,875,526
Total capital and allowable subordinated liabilities		1,875,526
Deductions and/or charges:		
Receivable from brokers	$ 648	
Accounts receivable, net of allowance	1,350,000	
PMK Capital receivable	44,046	
PMK Capital investment	131,087	
Prepaid expenses and other receivables	36,474	
Refundable deposits	9,747	1,572,002
Net capital before haircuts on securities positions		303,524
Haircuts on securities (computed where applicable pursuant to rule 15c3-1)		1,791
Net capital		$ 301,733
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)		$ 6,153
Minimum net capital required of reporting broker or dealer		$ 50,000
Net capital requirement (greater of above)		$ 50,000
Excess net capital		$ 251,733
AGGREGATE INDEBTEDNESS		
Item included in statement of financial condition:		
Accounts payable and accrued expenses		$ 92,291
Total A.I. Liabilities from Statement of Financial Condition		$ 92,291
Less adjustment based on deposits in special reserve bank accounts		-
Total aggregate indebtedness		$ 92,291
Percentage of aggregate indebtedness to net capital		31%

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 24, 2014

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

In planning and performing our audit of the financial statements and supplemental schedules of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hadin, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

P.M.K. Securities & Research, Inc.
105 East Atlantic Avenue, Suite 200
Delray Beach, Florida 33444

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by P.M.K. Securities & Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating P.M.K. Securities & Research, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). P.M.K. Securities & Research, Inc.'s management is responsible for P.M.K. Securities & Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2013 and the respective quarterly FOCUS reports noting no differences;

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 24, 2014

PBC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048989 FINRA DEC
PMK SECURITIES & RESEARCH INC 14*14
105 E ATLANTIC AVE STE 200
DELRAY BEACH FL 33444-3770

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4105

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,008)

7/23/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,097

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,097

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,097

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20 _____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,661,800 X.11.1
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0- X.11.1
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	374,884 X.11.1
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	174,101 X.11.1
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4,443 X.11.1
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,466,490 X.11.1
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	$2,019,918
2d. SIPC Net Operating Revenues	$ 1,641,882 X.11.1
2e. General Assessment @ .0025	$ 4,105 X.11.1 (to page 1, line 2.A.)